December 20, 2010

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Mr. John Reynolds

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Mail Stop 3561

Washington, D.C. 20549-3561

Re:                             Golden Growers Cooperative

Form 10, Amendment 3

Filed November 15, 2010

File No. 0-53957

Dear Mr. Reynolds:

We are writing in response to your letter dated December 3, 2010, regarding the Registration Statement as amended on Form 10/A of Golden Growers Cooperative (the “Cooperative”), filed on November 15, 2010, File Number 101019706 (the “Registration Statement”), the Cooperative’s interim report for its fiscal quarter ended June 30, 2010 on Form 10-Q/A as amended, filed on November 15, 2010, File Number 101190991 (the “Form 10-Q/A”) and the Cooperative’s interim report for its fiscal quarter ended September 30, 2010 on Form 10-Q filed on November 15, 2010, File Number 101191008 (the “Form 10-Q”).  To facilitate your review of our response, we are including your comments in boldface type, followed by our response and where appropriate, references to our revisions to the Registration Statement (the “Amended Registration Statement”), our revisions to the Form 10-Q/A (the “Amended Form 10-Q/A”) and the Form 10-Q (the “Amended Form 10-Q”) all filed as of the date hereof.

Selected Financial Data, page 11

1.                                      We note you have revised the income statement data presented for the year ended August 31, 2009.  This information is not consistent with your audited income statement presented on page F-3.  Please reconcile or revise.

112 Roberts Street North. Suite 111, Fargo, ND 58102

RESPONSE:

Please see revised page 11 of the Amended Registration Statement where we revised the income statement data for the year ended August 31, 2009, to correspond with the correct data on page F-3 and we also revised the introductory language to describe these changes.  We also indicated where data has been restated.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

2.                                      We note your response to comment 1.  Please review your management’s discussion and analysis section to reflect any changes in your financial statements in connection with the accounting comments noted below.

RESPONSE:

Please see response below.  Based on our determination to continue to present our revenues on a gross basis, there are no additional changes to the management’s discussion and analysis starting on page 12.

Financial Statements

Notes to Financial Statements

Restatement of Previously Issued Financial Statements

3.                                      We note you restated your financial statements to present revenues on a gross basis from a net basis.  Please tell us why you believe you are considered a principal in the transactions between your members and Cargill versus an agent.  In your response, please ensure to thoroughly address each of the criteria in FASB ASC 605-45-45 to support your position.

RESPONSE:

As you indicated we restated our financial statements to present revenues on a gross basis instead of a net basis. Specifically, in connection with this restatement, we considered FASB ASC 605-45-45 Other Presentation Matters (“ASC 605-45”):

First of all, we wish to clarify that our members have no contractual relationship with Cargill.  The members have a contractual relationship with the Cooperative and, in turn, the Cooperative has a contractual relationship with Cargill. There are no “agency” relationships as it relates to the revenue generation activities of the Cooperative. That said, we will specifically address your question.

ASC 605-45 states that it is a matter of judgment on whether an entity should report revenue based on either of the following: (a) the gross amount billed to a customer because it has earned revenue (as a principal) from the sale of the goods or services; or (b) the net amount retained (that is, the amount billed to the customer less the amount paid to a supplier) because it has earned a commission or fee as an agent.

After considering ASC 605-45 and in light of our recent conversion, we elected to restate our financial statements to present gross revenue instead of net revenue because this presentation better reflects the economic activity we are engaged in as business enterprise. Historically, we presented net revenue instead of gross revenue because our cooperative structure encourages an emphasis on the value-added component of our business activities instead of our core business activities.  After our conversion, it became apparent that our financial statements did not readily and easily present the gross revenue and expenses related to our core business activity — our corn delivery operations.  Your office correctly raised this issue in prior comment letters and we thereafter modified the method of presentation.

While we will specifically address the various indicators and factors set forth in ASC 605-45, it is important to clarify the contractual arrangements and obligations that exist between: the (1) Cooperative and Cargill Incorporated (“Cargill”) as the lessee of the ProGold Limited Liability Company (“ProGold”) processing facility (the “Facility”); and (2) the Cooperative and our member growers.

Our Amended and Restated Bylaws (Exhibit 3.2 to our original registration statement on Form 10 filed April 30, 2010 (the “Form 10”), the “Bylaws”) govern the membership and the patronage relationship between the Cooperative and its members.  Specifically, Section 3.1 of the Bylaws requires a member to execute both a Uniform Member Agreement (Exhibit 10.2 to the Form 10, the “Uniform Member Agreement”) and an Annual Delivery Agreement (Exhibit 10.3 to the Form 10, the “Annual Delivery Agreement”) which obligates the member to patronize the Cooperative by delivering corn to the Cooperative.  If a member does not deliver corn to the Cooperative: (1) no income will be allocated, nor cash distributed, to that member; and (2) the member’s membership in the Cooperative is subject to termination.

Pursuant Section 1(a) of the Uniform Member Agreement, a member agrees to sell and deliver corn to the Cooperative while the Cooperative agrees to take delivery of the corn.  In Section 5(a) of the Uniform Member Agreement, the Cooperative agrees to pay the member for the corn the member has sold and delivered to the Cooperative.

Pursuant to Section 1 of the Annual Delivery Agreement, a member confirms its annual delivery commitment and sets its delivery method.  Section 3 of the Annual Delivery Agreement provides details regarding corn delivery location, pricing and quality for members who deliver via Method A while Section 4 establishes the terms of the relationship between the member and the Cooperative if the member elects to have the Cooperative deliver corn on its behalf pursuant to Method B.

The above relationship and transactions between the members and the Cooperative exist regardless of the contractual relationship that exists between the Cooperative and Cargill.  The members are obligated to deliver corn to the Cooperative, the Cooperative is obligated to pay for that corn, whether or not there is any relationship with Cargill.

Pursuant to the terms of the Amended and Restated Corn Supply Agreement (Exhibit 10.7  to the Form 10, the “Corn Supply Agreement”), the Cooperative, not its members, has a contractual obligation to sell 15,458,987 bushels of corn annually to Cargill for processing at the Facility. Regardless of the corn delivery method, at all times the Cooperative is the party obligated to deliver corn to Cargill for processing at the Facility.  In order to facilitate the efficient delivery of its corn and to reduce administrative costs, the Cooperative contracts with

Cargill, in its capacity as a licensed grain buyer, per the terms of the Amended and Restated Grain Services Agreement (Exhibit 10.6  to the Form 10, the “Grain Services Agreement”), to serve as the Cooperatives agent to: (1) coordinate delivery and payment of corn delivered by the Cooperative to the Facility on the Cooperative’s behalf by its members and (2) to procure corn on the Cooperative’s behalf for those members who appoint the Cooperative to obtain corn for them instead of directly delivering the corn.

Based on the contractual relationships described above, the Cooperative’s relationship with respect to the various parties is as follows: (1) under the Uniform Member Agreement and the Annual Delivery Agreement, the members sell the Cooperative a specified volume of corn as part of the member’s obligation to the Cooperative; (2) under the Corn Supply Agreement, the Cooperative sells corn to Cargill for processing at the Facility; and (3) with respect to the Grain Services Agreement, the Cooperative is the principal who appoints Cargill as its agent to facilitate the purchase, sale and delivery of the corn it buys from its members and delivers to the Facility for processing.  The Grain Services Agreement has no bearing on the purchase and sale relationships under the Uniform Member Agreement, the Annual Delivery Agreement or the Corn Services Agreement.  In no case does the Cooperative act as the member’s agent.

Paragraph 3 of ASC 605-45 specifies the following eight indicators that support a gross revenue presentation.  Below we have listed each of the indicators and responded to each with our considerations:

•                  The Entity Is the Primary Obligor in the Arrangement.

As indicated above, the Cooperative is the primary obligor for the purchase of corn from its members.  The Cooperative is contractually obligated to pay the members for the corn that it purchases from its members.  Also, the Cooperative is the primary obligor with respect to the sale and delivery of corn to Cargill. The Cooperative’s members do not have a legal obligation to sell or deliver corn to Cargill for processing at the Facility.  In addition, the Cooperative guarantees delivery of corn to Cargill.  In the event corn is not delivered to Cargill under the Corn Supply Agreement, the Cooperative incurs the cost of remedying any non delivery.

•      The Entity Has General Inventory Risk— Before Customer Order Is Placed or Upon Customer Return.

The Cooperative purchases corn from its members for delivery at the Facility or at other storage locations as determined by the Cooperative.  The Cooperative takes title to the corn that it purchases from its members. Upon receipt of the corn and passing of inspection, the Cooperative immediately sells its corn inventory to Cargill.  The Cooperative has contracted with Cargill pursuant to the Grain Services Agreement to inspect and grade the corn to ensure that it meets quality requirements. The Cooperative has risk in the corn procurement process because the Cooperative is contractually obligated to deliver corn to the Facility for processing.  Cargill has the right and ability to force the Cooperative to fulfill its obligation under Corn Supply Agreement.  If a member who elects to delivery via Method A fails to deliver, the Cooperative is charged $0.10 per bushel of corn for the shortfall plus the Cooperative is required to pay Cargill any loss Cargill incurs in covering the failed corn delivery obligation.  If the Cooperative fails to deliver 15,458,987 bushels of corn to Cargill under the Corn Supply Agreement, the Cooperative would have to purchase corn on the open market in order to fulfill its supply obligation to Cargill.  Cargill has no basis for holding the member accountable for corn delivery.  Rather, Cargill holds the Cooperative accountable and the Cooperative holds the member accountable.

•                  The Entity Has Latitude in Establishing Price.

The Cooperative has historically operated its corn purchase and corn sales functions under the regional corn market in which the prices paid in the market have driven the price that the Cooperative pays to its members and the price for which the Cooperative is able to sell its corn to Cargill.  However, the Cooperative has the ability to adjust the purchase price it pays its members for corn in the Annual Delivery Agreement.  The Cooperative could adjust the purchase price paid to its members for corn as a means of generating cash, or as a means of increasing equity in the Cooperative, or for various other reasons.

•                  The Entity Changes the Product or Performs Part of the Service

One of the Cooperative’s primary functions is to purchase corn from its members for sale to Cargill for processing at the Facility.  The Cooperative’s very existence is fundamental to ensuring an ongoing, stable supply of corn in the region for supply to the Facility.  The Cooperative does not change the corn but it does contractually provide the corn delivery services and facilitates its member’s ability to delivery corn to the Facility for processing.

•                  The Entity Has Discretion in Supplier Selection

The Cooperative is organized as a cooperative, and as such, its members are obligated to patronize the Cooperative annually by selling it corn.  Because of its organizational structure, the Cooperative has historically elected to purchase all of its corn requirements from its members. However, the Cooperative is not precluded from purchasing corn from non-members, and as a result has discretion in supplier selection.

•                  The Entity Is Involved in the Determination of Product or Service Specifications

The Cooperative purchases corn from its members for sale to Cargill.  The corn must meet certain quality standards in order for it to be accepted by the Cooperative and in turn by Cargill, as agreed to in the Corn Supply Agreement.  The Cooperative’s members deliver corn to locations determined by the Cooperative. In order streamline the above activities, the Cooperative has contracted with Cargill pursuant to the Grain Services Agreement, for inspection, grading and determination that the corn meets the required quality specifications for corn delivered to the Cooperative by its members.

•                  The Entity Has Physical Loss Inventory Risk—After Customer Order or During Shipping

The Cooperative purchases corn from its members for delivery to specified locations.  The Cooperative’s members deliver corn to the specified location, at which time the corn is inspected and graded and, upon passing inspection, is purchased by the Cooperative.  Under its current relationships, the Cooperative immediately sells the corn inventory to Cargill resulting in a relatively short “risk of loss” period.  However, should the relationship with Cargill end or be modified, the Cooperative would have the full risk of loss from the time of delivery by the member to the time the Cooperative delivers to its buyer.  Furthermore, Cargill has the ability and right, pursuant to the Corn Supply Agreement, to seek recovery from the Cooperative in the event of suffers a loss as a result of a failure by the Cooperative to deliver required quantities and quality of corn.

•                  The Entity Has Credit Risk

The Cooperative, not its members, has credit risk with Cargill for its sales of corn to Cargill.

In contrast to the indicators set forth above, Paragraph 15 of ASC 605-45 specifies the following three indicators that support a net revenue presentation.  Below we have listed each of the indicators and responded to each with our considerations:

•                  The Entity’s Supplier Is the Primary Obligor in the Arrangement

The Cooperative’s members are not the primary obligor in the arrangement between Cargill and the Cooperative.  Contractually, the Cooperative is obligated to sell annually approximately 15.5 million bushel of corn to Cargill.  In the event the Cooperative fails to deliver under the Corn Supply Agreement, Cargill has the right and ability to purchase corn to fulfill the amount of the deficiency and seek recovery from the Cooperative for this deficiency. This arrangement has been fundamental to the historical and ongoing contract with Cargill. It has been imperative to Cargill that is has the right and ability to secure corn in an orderly and rational manner from the Cooperative.  Cargill has no right to pursue the members directly.

•                  The Amount the Entity Earns Is Fixed

The Cooperative’s corn procurement function has traditionally been managed by the Cooperative to be essentially revenue neutral.  The price the Cooperative pays its members to purchase their corn has generally been the same price at which the Cooperative sells its corn to Cargill. However, the Cooperative has latitude in the purchase price that it pays its members, and could choose to pay an amount other than the selling price for its corn.  The Cooperative clearly does not receive a fixed payment from Cargill — it receives the gross revenue for the corn delivered to Cargill.

•                  The Supplier Has Credit Risk

The primary credit risk in the corn procurement process lies with the Cooperative and its credit risk with Cargill since the Cooperative’s members’ (the suppliers) have no credit risk with respect to Cargill.

Based on the above indicators, we have determined that our financial statements should present gross revenues instead of net revenues.  In addition to the factors discussed above, in order for our financial statements to reflect the business activities of the Cooperative as a business enterprise, the Cooperative’s revenue should be reflected on a gross basis. Our cooperative structure contemplates the revenue neutral nature of our arrangements between our member-growers. In fact, we exist solely for the benefit of our members.  While we are in the business of providing a place for our members to deliver their corn, in the cooperative tradition, we were also originally formed by our members and continue to operate as a means for our member-growers to add value to the corn they deliver for processing.

4.                                      Please revise the face of your financial statements and your selected financial data to clearly indicate the periods for which financial information has been restated.

RESPONSE:

Please see revised page 11 of the Amended Registration Statement, as well as pages F-2, F-3, F-4, F-9, F-15, F-17 and F-21 of our financial statements set forth in the Amended Registration Statement, which now reflect revisions that clearly indicate the periods for which financial information has been restated.

Form 10-Q/A for the Quarter Ended June 30, 2010

Form 10-Q for the Quarter Ended September 30, 2010

5.                                      Please revise your Forms 10-Q to address our comments noted above.  Specifically note our comments related to the restatement of your financial statements.

RESPONSE:

Please see pages 2, 3 and 4 of the Amended Form 10-Q/A where we have indicated where the financial information has been restated.

Please see pages 1 and 3 of our Amended Form 10-Q where we have indicated where financial information has been restated.

* * *

We believe our responses contained herein adequately address your questions.  Please feel free to call me at (701) 281-0468 or our counsel, Kimberly Lowe at (612) 492-7324, if you require additional information or clarification of our responses.

Very truly yours,

Mark Dillon
Executive Vice President

cc:	Kimberly A Lowe
Daniel Mott